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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Chunghwa Telecom Co. Ltd.

(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China		001-31731
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China	100
(Address of principal executive offices)	(Zip code)

Angela Hsieh, telephone: +886 2 2344-3566

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Website

The conflict minerals disclosure below is also available on our website at https://www.cht.com.tw/en/home/cht/investors/shareholder-services/specialized-disclosure-report .

Introduction to Our Conflicts Minerals Program.

Chunghwa Telecom Co. Ltd. has implemented a conflicts minerals program and incorporated such program into our overall corporate compliance program. Throughout this report, “CHT”, “we”, “us” or “our” means Chunghwa Telecom Co. Ltd. and its consolidated subsidiaries.

We have adopted the following policy as part of our conflicts minerals program.

We are committed to sourcing raw materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. We are committed to complying with Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals containing tin, tantalum, tungsten and gold (“3TGs”) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”). Each of our suppliers that provide 3TGs is required to provide evidence of such supplier’s compliance with relevant laws with respect to conflict minerals and documenting countries of origin for the 3TGs that it supplies, such as completing the Conflict Mineral Reporting Template (“CMRT”) developed by the Responsible Mineral Initiative.

To implement this commitment, we conducted a detailed annual review since 2013 of our purchases of minerals necessary to the functionality of our products that we manufactured to determine whether we purchase any conflict minerals. For purposes of this item, conflict mineral means:

(1) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2) Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include: (i) domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services; (ii) mobile communications services, including mobile voice and data services, sales of mobile handsets and wearable devices; (iii) internet services, including data communication services, such as HiNet, application value-added services, and services provided to the government; (iv) international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and (v) other services, including innovative services and non-telecom services. In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development.

In our annual evaluation, we evaluated all of our business activities to determine if we manufactured any products in 2020. For each of the products we manufactured, we performed inquiries such as (i) examining records of third party purchases of materials used in our product, (ii) examining each material we purchased in 2020 for metal content to determine whether any of the purchased materials contained any 3TGs, and (iii) sending a letter requesting the completion of the CMRT to each supplier from whom we purchase materials.

Based on this evaluation, we determined that (i) our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., manufactured and sold photo detectors, and the raw materials it used to manufacture such photo detectors contained gold, which was necessary for the functionality of such photo detectors; (ii) our subsidiary, Chunghwa Precision Test Tech. Co. Ltd., manufactured and sold components used in semiconductor testing equipment, and the raw materials used in the manufacturing of such components contained gold, tin, and tantalum, which were necessary for the functionality of such components; and (iii) our branch, Telecom Laboratories, manufactured and deployed antenna products in indoor and outdoor scenarios, and the raw materials used to manufacture such products contained tin, gold, and tungsten, which were necessary to the functionality of such components. As a result, we believe that some 3TGs (namely, tantalum, tin, gold and tungsten) are used in some product that we manufactured in 2020 that were necessary for the respective products’

functionality.

Reasonable Country of Origin Inquiry.

We also were required to conduct a reasonable country of origin inquiry (“RCOI”) with respect to 3TGs given their necessity for the functionality of the products we manufactured in 2020, as illustrated above.

For our subsidiary, Chunghwa Leading Photonics Tech. Co. Ltd., we determined that all of the gold used in 2020 was purchased through two suppliers, on which we performed an RCOI with respect to the gold we purchased from these suppliers. As part of the RCOI we performed, we determined that one of the suppliers of gold has been certified as a Conflict-Free Gold Refiner and in compliance with the Conflict-Free Smelter protocol, which is a voluntary global initiative developed by the Responsible Business Alliance (“RBA”) and the Global e-Sustainability Initiative (“GeSI”). This supplier has also provided us with written materials demonstrating that (i) it was evaluated by the Audit Review Committee of the RBA and the GeSI, and qualified for posting to the Conflict-Free Smelter list as a compliant gold refiner, and (ii) it has verified all exterior material sources as conflict-free, under the requirements of the Conflict-Free Sourcing Initiative of the RBA and the GeSI. The other supplier has provided us with written materials demonstrating that the gold we purchased was sourced from gold smelters that have been evaluated by the Audit Review Committee of the RBA and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

For our subsidiary, Chunghwa Precision Test Tech. Co. Ltd., we determined that some of the raw materials it used in manufacturing contained gold, tin or tantalum. We performed an RCOI with respect to the gold, tin, and tantalum and made inquiries with each of our thirteen suppliers of such raw materials. All these suppliers completed the CMRT to demonstrate that all of the gold, tin, and tantalum used in the production of the raw materials that we purchased were sourced from the smelters that have been evaluated by the Audit Review Committee of the RBA and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

For our branch, Telecom Laboratories, we determined that some of the raw materials it used in manufacturing contained tin, gold, and tungsten. We performed an RCOI with respect to the tin, gold, and tungsten and made inquiries with each of our five suppliers of such raw material. All these suppliers completed the CMRT to demonstrate that all of the tin, gold and tungsten used in the production of the raw materials that we purchased were sourced from the smelters that have been evaluated by the Audit Review Committee of the RBA and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

Reasonable Country of Origin Inquiry Conclusion.

Based on our evaluation of all of our purchased minerals and the RCOI performed with respect to 3TGs described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2020 originated in the Democratic Republic of the Congo or an adjoining country.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Yu-Shen Chen

Name:	Yu-Shen Chen
Title:	Chief Financial Officer

Date:   May 28, 2021

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